Perrigo Company plc

Treasury Building

Lower Grand Canal Street

Dublin 2

Ireland

August 28, 2014

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

Re:	Perrigo Company plc
Registration Statement on Form S-4
File No. 333-198202

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perrigo Company plc (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2014 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. Eastern Time on September 2, 2014, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

PERRIGO COMPANY PLC

By:	/s/ Todd W. Kingma
Name:	Todd W. Kingma
Title:	Executive Vice President, General Counsel and Company Secretary